SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                             AMC ENTERTAINMENT INC.
                                (name of issuer)

                      COMMON STOCK, 66 2/3 cents PAR VALUE


                                   001669 10 0
                                 (CUSIP number)


                             Raymond F. Beagle, Jr.
                               LATHROP & GAGE L.C.
                                2345 Grand Avenue
                        Kansas City, Missouri 64108-2684
                                 (816) 292-2129
                      (name, address and telephone number)
                         of person authorized to receive
                           notices and communications)

                                 August 15, 1997
                      (date of event which requires filing
                               of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 11 pages)
--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP No. 001669 10 0


(1) Names of reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons.

                         Stanley H. Durwood; ###-##-####

(2)      Check the appropriate box if a member of a Group (See Instructions)

    (a)  [  ]
    (b)  [x]

(3)      SEC Use Only

         -----------------------------------------------------------------------

         -----------------------------------------------------------------------

         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)

                                                            00

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization

                                                         U.S.A.

Number of Shares   (7)     Sole Voting Power                 5,070,807

Beneficially               ----------------------------------------------------

Owned by Each      (8)     Shared Voting Power               0

Reporting                  ----------------------------------------------------

Person             (9)     Sole Dispositive Power            5,070,807

With                       ----------------------------------------------------

                  (10)    Shared Dispositive Power           5,070,807

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                             5,070,807

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ x ]

(13)     Percent of Class Represented by Amount in Row (11)          27.5 %

(14)     Type of Reporting Person (See Instructions)                 IN


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                             INTRODUCTORY STATEMENT

        This schedule is filed by Mr. Stanley H. Durwood. By this filing, Mr. Durwood amends Items 2 through 7 of the Schedule 13D filed by Mr. Durwood and Durwood, Inc., a Missouri corporation ("DI"), dated January 24, 1994, as amended May 3, 1996, to read as set forth herein.

ITEM 1.   SECURITY AND ISSUER.

        This statement relates to the Common Stock, par value 66 2/3 cents per share ("Common Stock") , of AMC Entertainment Inc., a Delaware corporation ("AMCE"). AMCE's principal executive offices are located at 106 West 14th Street, Kansas City, Missouri 64105.

ITEM 2.   IDENTITY AND BACKGROUND.

        This statement is filed by Stanley H. Durwood.

        Stanley H. Durwood is a United States Citizen whose business address is 106 West 14th Street, Kansas City, Missouri, 64105. As his principal occupation he serves as Chairman of the Board and Chief Executive Officer of AMCE. AMCE is a theatrical exhibition company.

        During the last five years, Stanley H. Durwood has not been convicted in any criminal proceeding nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION.

        On May 3, 1996, Stanley H. Durwood entered into a Durwood Family Settlement Agreement (as amended on March 25, 1997 and August 15, 1997, the " Family Agreement") with his six children, Edward D. Durwood, Carol D. Journagan, Thomas A Durwood, Elissa B. Grodin, Brian H. Durwood and Peter J. Durwood (collectively, the "Durwood Children") and The Thomas A. and Barbara F. Durwood Family Investment Partnership (the "TBD Partnership" and together with the Durwood Children and Stanley H. Durwood, the "Durwood Family Members") setting forth the Durwood Family Members' intention to pursue certain transactions to dissolve American Associated Enterprises, Inc., a Missouri limited partnership ("AAE"), and to cause the shares of AMCE held by Durwood, Inc., a Missouri corporation ("DI"), to be distributed to Durwood Family Members through a merger of DI with and into AMCE. The Durwood Family Members sought such transactions to eliminate DI and AAE, thereby enabling the Durwood Family Members to hold their interests in AMCE directly in the form of a marketable security instead of indirectly through DI or AAE, and to resolve a dispute among the Durwood Family Members concerning the value of their interests in AAE and DI.

         On August 15, 1997, 6,141,343 shares of Class B Stock held of record by DI were converted into shares of Common Stock and AAE was liquidated. In addition, on August 15, 1997, the stockholders of AMCE approved and adopted an Agreement and Plan of Merger and Reorganization dated as of March 31, 1997 (the "Merger Agreement") by and between AMCE and DI, and DI was merged with and into AMCE (the "Merger"). Pursuant to the Merger, 5,015,657 shares of AMCE Class B Stock were distributed to Stanley H. Durwood in exchange for his shares of DI and 8,767,218 shares of AMCE Common Stock were distributed to the Durwood Children and the TBD Partnership in exchange for their shares of DI. Each of the Durwood Children other than Thomas Durwood received 1,461,203 shares, Thomas Durwood received 1,315,083 shares and the TBD Partnership received 146,120 shares.

        In connection with the Merger, AMCE and the Durwood Family Members entered into a Registration Agreement dated August 15, 1997 (the "Registration Agreement") pursuant to which the Durwood Family Members have agreed that they or their charitable donees will sell at least 3,000,000 shares of AMCE Common Stock in a registered secondary offering (the "Secondary Offering") that will be made only by means of a prospectus, and AMCE has agreed to file a registration statement with respect to such shares so that the registration statement becomes effective not more than twelve months and not less than six months after the Merger. Consummation of the Secondary Offering is subject to certain conditions and other rights of the parties. Subject to certain conditions, the expenses of the Secondary Offering will be borne by Stanley H. Durwood and Delta Properties, Inc., a Missouri corporation, whose shares were distributed by DI to the Durwood Family Members and DI's other stockholder prior to the Merger ("Delta").

        Of the 3,000,000 shares to be sold in the Secondary Offering, 500,000 will be sold by Stanley H. Durwood or his charitable donees who may agree to participate in the Secondary Offering. Prior to and for purposes of such offering, Stanley H. Durwood intends to convert 500,000 shares of Class B stock into shares of Common Stock. Each of the Durwood Children will sell approximately 416,667 shares of Common Stock in the Secondary Offering, unless they agree to a different allocation of the 2,500,000 shares to be sold by them. The Family Agreement also generally provides that if the price per share to the public of the 2.5 million shares of AMCE Common Stock proposed to be sold by the Durwood Children in the Secondary Offering is less than $18, Stanley H. Durwood will pay the Durwood Children the difference between such sale price and $18 (net of applicable underwriting commissions), up to $20 million in aggregate amount, in shares of AMCE Common Stock, as an adjustment to the original allocation of shares received by the Durwood Children in the Merger (the "Share Adjustment").

        The Family Agreement provides that AMCE (which is not a party to the Family Agreement) and the individual Durwood Family Members are to participate equally in determining all material terms of the Secondary Offering. Matters to be determined by individual Durwood Family Members are to be determined by majority vote, with each family member having one vote.

        Also in connection with the Merger, the Durwood Family Members have entered into a Stock Agreement dated August 15, 1997 (the "Stock Agreement") which, for three years, limits the ability of the Durwood Children and TBD Partnership to deposit shares in a voting trust, solicit proxies, participate in election contests or make a proposal concerning an extraordinary transaction involving AMCE. Under the Stock Agreement, the Durwood Children and TBD Partnership have agreed, among other matters, for a period of three years, (i) to grant an irrevocable proxy to the Secretary and each Assistant Secretary of AMCE to vote their shares of AMCE Common Stock for each candidate to the AMCE Board in the same proportion as the aggregate votes cast by all other stockholders not affiliated with AMCE, its directors or officers and (ii) that AMCE will have a right of first refusal with respect to any such shares the Durwood Children or TBD Partnership wish to sell in a transaction exempt from registration, except for such shares sold in brokers' transactions.

        Pursuant to the terms of an Escrow Agreement dated August 15, 1997, by and among Stanley H. Durwood, the Durwood Children and Mercantile Bank of Kansas City (the "Escrow Agreement"), Stanley H. Durwood and the Durwood Children have agreed to deposit in escrow the 3,000,000 shares that will be offered by them in the Secondary Offering. A majority of the individual parties may cause the shares held in escrow to be delivered to the managing underwriters in connection with the Secondary Offering.

        The dissolution of AAE, the Merger and the sale of at least 3,000,000 shares of AMCE Common Stock by the Durwood Family Members are provided for in the settlement of a derivative action (the "Derivative Suit") that was filed by certain shareholders in 1993 in the Chancery Court for New Castle County, Delaware against Messrs. Stanley H. Durwood, Edward D. Durwood, Charles J. Egan, Paul E. Vardeman and a former AMCE director. On October 10, 1996, the parties to this litigation entered into a Stipulation and Agreement of Compromise and Settlement (the "Derivative Action Settlement Agreement") providing for the release of all claims against the defendants, the Durwood Family Members and the Company, conditioned upon the dissolution of AAE, the consummation of the Merger and the sale of shares by the Durwood shareholders in a secondary offering and certain other transactions, including, among other matters, (i) the payment following the Secondary Offering of an aggregate of approximately $1.3 million to persons who were holders of AMCE Common Stock on January 2, 1996 (other than the defendants, DI or the Durwood Family Members), (iii) the nomination, for three annual meetings, of two additional outside directors (initially, Messrs. William T. Grant, II and John P. Mascotte (collectively, with their replacements, if any, the "New Independent Directors")) to serve on the AMCE Board whose biographical information has been furnished to plaintiffs' counsel and which persons, to be nominated, must be serving on the board of another public company or be a member of senior management of a publicly held company or a privately held company with $50 million in annual revenues, (iv) that Stanley
H. Durwood and Edward D. Durwood will cause the other Durwood Family Members to vote their shares with respect to the election and reelection of the New Independent Directors in the same proportion as votes cast by all stockholders not affiliated with AMCE, its directors and officers, (v) that the New Independent Directors are to have the ability to approve or disapprove (a) any proposed transaction between AMCE and any of the Durwood Family Members, except with respect to compensation issues relating to Stanley H. Durwood or any other Durwood Family Stockholder who is an officer of AMCE, which are to be governed by existing AMCE Board procedures, and (b) the hiring and compensation of any person related to Stanley H. Durwood who is not an officer of AMCE, and (vi) that the New Independent Directors, together with either Charles J. Egan, Jr. or Paul E. Vardeman, are to have the ability to approve or disapprove all other related-party transactions with all officers, directors and ten percent stockholders of AMCE.

        The Derivative Action Settlement Agreement requires court approval.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

        (a)-(b) Under AMCE's charter, holders of the AMCE Class B stock generally are entitled to elect as a class 75% of the Board of Directors and to vote as a class with holders of the Common Stock on other matters, with each share of Class B Stock being entitled to ten (10) votes per share and each share of Common Stock being entitled to one (1) vote per share. Holders of AMCE Common Stock generally are entitled to elect 25% of AMCE's Board of Directors. Should the outstanding shares of Class B Stock be less than 12 1/2% of the total number of outstanding shares of Class B and Common Stock, the holders of Common Stock would be entitled to vote with the holders of Class B Stock in the election of the remaining 75% of the Board; for these purposes, the Class B Stock would have ten votes per share and the Common Stock would have one vote per share. Each share of AMCE Class B Stock is convertible into one share of AMCE Common Stock.

         Stanley H. Durwood now beneficially owns 150 shares of AMCE Common Stock and options that are presently exercisable to acquire 55,000 shares of AMCE Common Stock, over which he has sole voting and investment power, which constitute less than 1% of the outstanding shares of such class. Stanley H. Durwood also beneficially owns 5,015,657 shares of Class B Stock, which constitute 100% of the outstanding shares of that class. Mr. Durwood has sole voting power over all of these share and sole investment power over 4,515,657 of these shares. As noted below, he may be deemed to share investment power over 500,000 of these shares with the Durwood Children. The Class B and Common shares presently beneficially owned by Stanley H. Durwood represent approximately 78.9% of the voting power of AMCE stock, other than in the election of directors. Were all the shares of AMCE Class B Stock converted, there would be approximately 18,387,119 shares of AMCE Common Stock outstanding, of which shares Stanley H. Durwood would beneficially own 5,070,657 shares ( assuming such conversion and exercise of outstanding options), or approximately 27.5 % of the outstanding number of shares of Common Stock. .

     The Class B shares beneficially owned by Stanley H. Durwood are held under his Revocable Trust Agreement dated April 14, 1989, as amended, and the 1992 Durwood, Inc. Voting Trust dated December 12, 1992. The 1992 Trust is the record owner of the shares reported as beneficially owned, and Stanley H. Durwood is the settler and sole acting trustee of both trusts. The name successor trustees are Charles J. Egan, Jr. , a director of AMCE, and Raymond F. Beagle, Jr. AMCE's general counsel.

        Because of the Escrow Agreement, Stanley H. Durwood may be deemed to share investment power over the 2,500,000 shares held under the Escrow Agreement that are owned by the Durwood Children, and each of the Durwood Children may be deemed to share investment power over the 500,000 shares held under the Escrow Agreement that are owned of record by Stanley H. Durwood as well as the shares held thereunder that are owned of record by the other Durwood Children.. However, Stanley H. Durwood disclaims any beneficial ownership of any shares of AMCE Common Stock owned of record by the Durwood Children.

        After giving effect to the Secondary Offering (and disregarding shares which may be acquired by Stanley H. Durwood upon the exercise of employee stock options, shares which the Durwood Children might acquire under the Share Adjustment referred to in Item 4 herein and shares of Common Stock which might be issued upon conversion of shares of the Company's outstanding $1.75 Cumulative Convertible Preferred Stock) (i) Stanley H. Durwood will beneficially own approximately 4.5 million shares of Class B Stock, and the Durwood Children and TBD Partnership will own an aggregate of approximately 6.3 million shares of AMCE Common Stock, (ii) such shares of Class B Stock to be owned by Stanley H. Durwood will entitle him to elect a majority of the Board of Directors and will have approximately 76.5% of the voting power of all outstanding shares of AMCE capital stock to be then outstanding generally having the right to vote on matters submitted to stockholders, other than the election of directors, and
(iii) the Common Stock to be owned by the Durwood Children and TBD Partnership will represent approximately 45.2% of the shares of Common Stock expected to be then outstanding.

        Stanley H. Durwood's holdings will diminish and the other Durwood Family Member's holdings will increase if the other Durwood Family Members acquire additional shares under the Share Adjustment. However, based on the number of Common and Class B shares presently outstanding, the Share Adjustment should not result in Stanley H. Durwood owning shares with less than 50% of the combined voting power of the outstanding Common and Class B Stock unless AMCE and the Durwood Family Members determine to proceed with the Secondary Offering of the family's shares at a time during which the market value of AMCE's stock is less than approximately $7.03 per share ($8.38 assuming full conversion of AMCE's outstanding $1.75 Cumulative Convertible Preferred Stock).

        Set forth below is information known to the undersigned concerning the business or residence address and primary employment of each of the Durwood Children.



Name and Address                            Principal Employment

Edward D. Durwood                           Self Employed
3001 West 68th Street
Shawnee Mission, Ks.  66208

Carol D. Journagan                          Homemaker
1323 Granite Creek Drive
Blue Springs, Mo. 64015

Thomas A. Durwood                           Self Employed
P.O.Box 7208
Rancho Santa Fe, Ca. 92067


Elissa D. Grodin                            Homemaker
187 Chestnut Hill Road
Wilton, Ct. 06897

Brian H. Durwood                            Markets computer software
655 N.W. Altishim Place
Beaverton, Or. 97006

Peter J. Durwood                            The Children's Television Workshop
666 West End Avenue                         New York, New York
New York, N.Y. 10025

        Each of the Durwood Children is a United States Citizen. To Stanley H. Durwood's knowledge, during the last five years none of the Durwood Children has been convicted in any criminal proceeding nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any of them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     The TBD Partnership is a California limited partnership. Its general partner is the Thomas A. and Barbara F. Durwood Family Trust, of which Thomas A. Durwood and his spouse, Barbara F. Durwood, are trustees.

     (c) Except as described above, during the past 60 days, Mr. Stanley H. Durwood has not effected a transaction in AMCE Common Stock or Class B Stock.

        (d) No other person is known to Stanley H. Durwood to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in paragraphs 5(a)-(b) above.

        (e)        Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS, WITH RESPECT TO SECURITIES OF THE ISSUER.

     In addition to the agreements described in Item 4, Stanley H. Durwood is a party to an Indemnification Agreement, dated as of March 31, 1997, as amended August 15, 1997, with AMCE, Delta Properties, Inc., the Durwood Children and TBD Partnership, and an Escrow Agreement, dated as of August 15, 1997, with the Durwood Children and Mercantile Bank of Kansas City, as escrow agent. Pursuant to the Stock Agreement and the Indemnification Agreement, Stanley H. Durwood and the Durwood Children have agreed for two years not to sell, exchange or otherwise dispose of a number of shares: (i) in the case of each of the Durwood Children, which would reduce his or her ownership to less than 730,602 shares and (ii) in the case of Stanley H. Durwood, which would reduce his ownership to less than 2,590,017 shares. To this end, each of the Durwood Children has deposited 730,602 shares of Common Stock and Stanley H. Durwood has deposited 2,590,017 shares of Class B Stock in escrow under the Escrow Agreement, to be held for a period of two years after the Merger. Pursuant to the Indemnification Agreement, Stanley H. Durwood also has agreed not to transfer shares (other than in the Secondary Offering or to certain charitable assignees) unless the assignee agrees to be bound by the Indemnification Agreement and the indemnification provisions of the Stock Agreement and the Registration Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

        EX-99.1 Agreement and Plan of Merger and Reorganization dated as of March 31, 1997, between AMCE and DI ( Filed as Exhibit 2.1 to AMCE's registration Statement on Form S-4 (File No. 333- 25755 )

        EX-99.2 Registration Agreement, dated as of August 15, 1997, among AMCE, Stanley H. Durwood, the Durwood Children and Delta Properties, Inc.

        EX-99.3 Stock Agreement, dated as of August 15, 1997, among AMCE, Stanley H. Durwood, the Durwood Children, TBD Partnership and Delta Properties, Inc.

        EX-99.4 Escrow Agreement, dated as of August 15, 1997, among Stanley H. Durwood, the Durwood Children and Mercantile Bank of Kansas City, as escrow agent.

        EX-99.5 Durwood Family Settlement Agreement dated as of January 22, 1996 among Stanley H. Durwood and the Durwood Children (Filed as Exhibit 99.1 to
Schedule 13D of Mr. Durwood filed May 7, 1996 )

        EX-99.6 First Amendment to Durwood Family Settlement Agreement, dated as of March 18, 1997, among Stanley H. Durwood and the Durwood Children (Filed as
Exhibit 2.4(c) to AMCE's Registration Statement on Form S-4 (File No. 333-25755)

        EX-99.7 Second Amendment to Durwood Family Settlement Agreement, dated as of August 15, 1997, among Stanley H. Durwood, the Durwood Children and the TBD Partnership.

     EX-99.8 Indemnification Agreement, dated as of March 31, 1997, among AMCE, Stanley H. Durwood and the Durwood Children (Filed as Exhibit 2.4(a) to AMCE's Registration Statement on Form S-4 (File No. 333-25755)

        EX-99.9 First Amendment to Indemnification Agreement, dated as of August 15, 1997, among AMC Entertainment, Inc., Stanley H. Durwood, the Durwood Children, TBD Partnership and Delta Properties, Inc.

        EX-99.10 Escrow Agreement, dated as of August 15, 1997, among AMCE, Stanley H. Durwood, the Durwood Children and Mercantile Bank of Kansas City, as escrow agent.

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and accurate.


September 30, 1997                                 /s/Stanley H. Durwood
                                                   ---------------------
                                                   Stanley H. Durwood

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